September 17, 2008
VIA EDGAR & FACSIMILE
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	Goldleaf Financial Solutions, Inc. (the “Registrant”)
Form 10-K
Filed on March 18, 2008
File No. 000-25959
Dear Mr. Wilson:
     This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your September 9, 2008 letter and our conversation with the Staff on September 15, 2008.
Notes to Consolidated Financial Statements
Organization and Significant Accounting Policies
Goodwill, Intangible and Other Assets, page F-12
1.	We note from your response to prior comment 1 that you used both the income and market approaches in determining the estimated fair value of your two reporting units. Please tell us which method or weighting assigned to each method resulted in the estimated fair value used in your analysis. Further, demonstrate how your methodology results in values similar to those resulting from a discounted cash flows method and captures the elements outlined in paragraph 23 of Concepts Statement 7. Refer to paragraph B155 of SFAS 142.
Response:
     The Registrant’s analysis included a determination of the estimated fair value of our two reporting units based on both the income (which is a discounted cash flow technique — “DCF”) and market (which is a market multiple technique) approaches, which we consider to be the best available approaches to estimate the fair value of our reporting units. The following methods and weighting were utilized in estimating the final fair value of each reporting unit in our analysis:

Reporting Units:	Income (DCF) Approach	Market Approach
	(Weighting %)
Financial Institution Services	50%	50%
Retail Inventory Management	75%	25%
     The final fair value of each reporting unit, as determined by us using a combination of the Income (DCF) and Market Approaches, considered an equal or greater weighting for the Income Approach (which utilized discounted cash flow techniques). In addition, it should be noted that under either approach (Income or Market) on a stand-alone basis, no impairment existed, and the results of each approach were comparable.
     Furthermore, the Registrant considered the product and service portfolios of the two reporting units compared to respective peer group companies in assigning the relative weighting percentages to each reporting unit based on the Income and Market Approach. The Financial Institution Services reporting unit had more widely available peer group data which made it more practical to incorporate marketplace participant expectations via a larger weighting percentage for the Market Approach in arriving at an estimated reporting unit fair value.
     With respect to the five elements outlined in paragraph 23 of Concepts Statement 7, the key assumptions utilized in the Registrant’s valuation methodologies include: historical and projected financial results and cash flows; time value of money, represented by the risk-free rate of interest; weighted average cost of capital; comparable valuations of other public companies in similar industries using revenue and EBITDA multiples; and recent marketplace acquisitions of similar companies, including acquisitions by the Registrant, as valued using EBITDA and revenue multiples.
     In paragraph B155 of SFAS 142: Goodwill and Other Intangible Assets, the Board concluded “that absent a quoted market price, a present value technique might be the best available technique to measure the fair value of a reporting unit. However, the Board agreed that this Statement should not preclude use of valuation techniques other than a present value technique, as long as the resulting measurement is consistent with the objective of fair value.”
     Paragraph B155 goes on to note that, “consistent with Concepts Statement 7, the fair value measurement should reflect estimates and expectations that marketplace participants would use in their estimates of fair value whenever that information is available without undue cost and effort... use of a valuation technique based on multiples of earnings or revenues or similar performance measures should not be precluded so long as the resulting measurement is consistent with a fair value objective. Use of such multiples may be appropriate when both the fair value and multiple of a comparable entity are available.”
     Based on the Registrant’s experience in the transaction area and the availability of valuation and trading metrics of peer companies, we concluded that our combined approach as described above provided a valuation that reflected estimates and expectations of marketplace participants and was consistent with the fair value objective.
     2. Clarify whether the reporting units referred to in your response are the same as the reportable segments disclosed in Note 21 on page F-32 and if not, explain how they differ. In addition, refer to the tabular presentation contained in your response to prior comment 1 and explain the reason for the difference between the carrying values presented and those disclosed in Note 21.
Response:
     The reporting units referred to in the Registrant’s response are the same reportable segments as those disclosed in Note 21 on page F-32 of the Form 10-K filed on March 17, 2008.
     The tabular presentation contained in the Registrant’s response to prior comment 1 detailed the carrying values of the identified reporting units compared to the calculated fair value as of December 31, 2007. The combined carrying values of the two reporting units equal total stockholders’ equity as presented on the Consolidated Balance Sheet appearing on page F-6 of the Form 10-K.
     Goldleaf Financial Solutions, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call Dan Owens at (678) 728-4470 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Dan Owens
Dan Owens
Chief Financial Officer
/s/ Scott Meyerhoff
Scott Meyerhoff
EVP, Former Acting Chief Financial Officer
Courtesy copy: Tamara Tangen, Senior Staff Accountant